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EXHIBIT 21 SUBSIDIARIES OF THE ISSUER

Marketing Worldwide, LLC, a Michigan limited liability company

Colortek, Inc., a Michigan corporation

MW Global Limited, a company organized under the laws of the British Virgin Islands

Modelworxx GmbH, an entity formed under the laws of the Federal Republic of Germany.